Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the "Merger Agreement"), by and among IDEC Pharmaceuticals Corporation ("IDEC"), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. ("Biogen"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is an internal communication to employees to update them on the status of the proposed merger and to respond to frequently asked questions.

EMPLOYEE MERGER NEWS

Will this merger pay off?"

How the economics of the deal will help build toward a stronger future

An interview with Peter Kellogg, CFO, Biogen

The Biogen IDEC merger announcement has created a lot of press and interest. Many people are evaluating the new company and are asking, "Does this merger really create a stronger, more valuable company?" According to Peter Kellogg, current CFO of Biogen, the answer is a resounding "Yes." Here's what he had to say.

So what exactly is the deal?

I know this sounds like an overworked "feel good" phrase, but what we've got here is a true "merger of equals" in every way, but especially when you look at the economics. We've got two companies that investors have valued equally as evidenced by our market capitalization. Market capitalization is simply the value the market places on a company as determined by multiplying stock price by the number of fully diluted outstanding shares.

So that's how we get to the "equal value" of the two companies. The final exchange ratio (1.15 shares of IDEC for each share of Biogen) has been set to roughly reflect where our stocks have been trading over the past six months.

Is this really all that unusual a deal?

Yes. It's an extremely unusual M&A deal for investors and for our industry. Even though a lot of companies talk about their deal as a merger of equals, they rarely are. More typical is that one company pays a premium for the other, and that has a negative impact on the market value of the acquiring company because it implies that the company was willing to pay more than investors had valued it at.

In our case, we're simply combining companies of equal value, creating a stronger company, so it's logical that we should retain our strong market valuation.

How have investors been responding?

By bringing the companies together, we believe that we have a much stronger, more balanced economic profile that includes profit, strong growth, and long-term value. But the profile is a bit more complex for investors to analyze.

Since the announcement, many investors have studied the combined company and are intrigued by the new picture. We've been spending a great deal of time helping them understand the respective companies. And based on recent stock performance, investors seem to be getting much more comfortable with what they're hearing and seeing.

We've heard the projections for growth in revenue and earnings per share (EPS) post-merger. Can you explain what's behind these projections? How hard will they be to achieve?

If you look at the balance sheets of both Biogen and IDEC today, you'll see two very strong, healthy companies. After we merge, our combined balance sheet will show $1.5 billion in net cash: that is, after stripping out debt. That gives us an incredible amount of freedom to invest in the business, especially in the R&D pipeline. We can pursue more in-licensing, pick up new products, invest in technology...whatever we think it will take to continue to fuel our growth.

In addition, we are free to focus our investment on our future. We don't have to make significant investments in filling in any gaps, either in infrastructure or product, in order to execute our business plan and expand our therapeutic focus. Each company brings what the other needs.

When we project 15% revenue growth, we're confident that we can achieve it over time because we already have a nice portfolio of products in the market and we'll have the pipeline. In the near term, this projection assumes Rituxan continues to grow, Avonex continues to hold its own in the market, Amevive and Zevalin expand their positions, and Antegren is successful. So naturally we will continue to invest substantially in the future of these products, too.

And if we achieve all of this, we expect that we will meet, and more likely exceed, our projections of 20% growth in cash EPS. We will be happy to deliver 20% and reinvest the excess funds into building our pipeline.

The big caveat, however, is that no matter how strong our pipeline funding, only people can create success. We've got very committed people throughout the company so, as long as we stay focused, we'll achieve our goals.

If Biogen has such a healthy balance sheet, couldn't we have achieved this growth on our own?

Maybe in the short-term, but the investments we each were making on our own today needed to increase to get the pipeline strong enough, soon enough, to sustain growth over the long-term.

As I said, the targeted results of this merger include both a strong pipeline and financial results. That requires a new level of financial flexibility in both the balance sheet and the P&L... and this is what we believe makes BIOGEN IDEC stronger than the sum of its parts.

Clearly we'll be bigger. But is bigger necessarily better?

In this case, we expect that operating on a larger scale will be to our advantage. We'll have far greater therapeutic breadth. We've got infrastructure and capital that we can leverage. We'll be a fully integrated company at every level. We believe this will serve to make us more attractive to potential partners and therefore, to investors.

Why did we do this now? Wouldn't it have been better to wait until after we got the Antegren Crohn's results?

It's really impossible to time an announcement like this to coincide with another event, especially a pipeline trigger. Fundamentally, we must be convinced that this deal makes great long-term sense. It was not done with a short-term win in mind.

The reality is that as you work through the details of the merger, regulatory issues, financial issues, and a million other considerations make for a lot of moving parts that the negotiating team needs to corral. You can't predict the day the parts will come together with any certainty. When you're ready to go, you just go... because it makes great long-term strategic sense.

In our case, senior management from both companies started working on merger negotiations about six months ago. It wasn't until Friday, June 20 that all the parts came together and we announced execution of the merger agreement the next business day, June 23.

So is there anything in the economic picture that could dampen what we hope to gain from this merger?

We believe in this merger. I can't overemphasize the strength of our balance sheets, both pre and post-merger. There are always challenges associated with any merger. In my mind, one of our biggest challenges will be getting these two companies to think and act as one as quickly as possible. We're partway there already, because we share a common vision and have built similar cultures. The sooner we get the organization working as one great team after consummation of the merger, the sooner we'll be able to begin to expand our investment in the pipeline on the road to creating enhanced value. That's what will deliver on our promise to investors.

Peter Kellogg is Executive Vice President of Finance and CFO for Biogen. He joined Biogen in 2000 from Pepsi-Co where he held a variety of financial, international, and general management positions from 1987 on. Previously, he was a senior consultant at Arthur Andersen & Co. and Booz Allen & Hamilton.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com. IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the joint proxy statement/prospectus.

Safe Harbor Statement

This document contains "forward-looking" statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements' current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company's business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.